Exhibit (a)(3)(e)

SCHEDULE A
(as revised August 26, 2021)
TO
TRUST INSTRUMENT OF CONESTOGA FUNDS
DATED FEBRUARY 5, 2002
and
AMENDED AND RESTATED AS OF JULY 17, 2002

Establishment of Series of the Trust

Series	Date Established
Conestoga Small Cap Fund	February 5, 2002
Conestoga SMid Cap Fund	November 6, 2013
Conestoga Mid Cap Fund	May 14, 2021
Conestoga Micro Cap Fund	August 26, 2021

A-1